Financial Investors Trust

1290 Broadway, Suite 1000

Denver, Colorado 80203

January 21, 2025

VIA EDGAR

Chad D. Eskildsen

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Financial Investors Trust (the “Trust” or the “Registrant”)
File Nos. 33-72424, 811-8194

Dear Mr. Eskildsen:

On behalf of the Registrant, set forth below are the Registrant’s responses to certain oral comments received from the staff of the Division of Investment Management (the “Staff”) on March 6, 2024, and to the follow up written comments received on May 7, 2024, August 21, 2024, and January 8, 2025, relating to the annual reports dated April 30, 2023 for those series of the Trust with a fiscal year end of April 30, and related materials filed with the SEC.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided March 6, accompanied by the Registrant’s response to each comment, followed the Staff’s May 7 and August 21 written follow up comments, again accompanied by the Registrant’s response to each comment.

March 6, 2024 Staff Comments and Registrant Responses:

1.	Staff Comment:

The Staff directs your attention to the responses to Item C.4 in the Form N-CEN filed by the Registrant for the period ending April 30, 2023. In this response, each series of the Trust advised by Grandeur Peak Global Advisors, LLC (collectively, the “Grandeur Peak Funds”), has indicated that it seeks to operate as a “non-diversified company” as such term is defined in Section 5(b)(2) of the Investment Company Act of 1940, with the exception of the Grandeur Peak US Stalwarts Fund that checked “diversified” in response to Item C.4. The Staff relatedly directs your attention to the Grandeur Peak Funds’ Statement of Additional Information (“SAI”) dated August 31, 2023 which states that each Grandeur Peak Fund is classified as “diversified”, except for the Grandeur Peak Global Explorer Fund, which is classified as “non-diversified.” Please review these disclosures for the apparent inconsistencies, and please seek to ensure that such disclosures are accurate in future Form N-CEN filings and the affected Funds’ SAI.

U.S. Securities and Exchange Commission

Division of Investment Management

January 21, 2025

Registrant’s Response:

Registrant notes that the Grandeur Peak Funds were reorganized out of the Trust in October 2023, but Registrant confirms that it will seek to avoid similar instances in the future for the other series of the Registrant.

2.	Staff Comment: With respect to the Vulcan Value Partners Fund (“VVP”) and the Vulcan Value Partners Small Cap Fund (“VVSC”, and each of VVP and VVSC are referred to as a "Vulcan Fund" and collectively, the “Vulcan Funds”), the Staff notes that the Institutional Class of the Vulcan Funds may not be allocated their share of common fund expenses and advisory fees as required by Rule 18f-3(a)(1) under the 1940 Act. See also, SEC.gov | Differential Advisory Fee Waivers (the “Staff Bulletin”).

Registrant’s Response: See the responses to the Staff’s May 7, 2024, Follow Up Comments, Nos. 1, 2, 3 and 4 below.

May 7, 2024, Staff Follow Up Comments and Registrant Responses:

1.	Staff Comment: Please provide an analysis of whether the fee waiver complies with Rule 18f-3, including whether the fee waiver results in a different advisory fee being charged to different share classes of the same fund. Your analysis should address any relevant Commission or staff statements with respect to Rule 18f-3, including the principles outlined in the 2023 Staff [Bulletin]. Specifically, please explain how the Investor Class is not cross-subsidizing the advisory fee, given that after application of the fee waiver, the Institutional Class for both funds is paying total expenses that are less than the advisory fee. Additionally, explain whether the management fee includes any component other than the advisory fee (e.g., if a non-advisory fee component of the management fee is waived leaving the advisory fee component of the management fee the same across classes). Discuss in detail if the Board has considered whether the fee waiver presents a means for cross-subsidization, describe the steps the Board is taking to monitor such waiver to guard against cross-subsidization and the effectiveness of such steps, and/or whether alternative fee arrangements may be appropriate. Please provide responses to this question with respect to when the Board originally approved the fee waiver, and the Board’s actions thereafter.

U.S. Securities and Exchange Commission

Division of Investment Management

January 21, 2025

Registrant’s Response:

Rule 18f-3. When Rule 18f-3 was adopted in 1995, the Commission stated that the Rule was intended to supplant the need for the roughly 200 exemptive orders from the restrictions on the issuance of senior class securities in Section 18 of the Investment Company Act of 1940 (the “1940 Act”) that had been issued in the preceding ten years. The Commission noted that the multiple classes of funds permitted by the new rule may increase investor choice, result in efficiencies in the distribution of fund shares, and allow fund sponsors to tailor products more closely to different investor markets.1

By its terms, Rule 18f-3(a)(1) provides that each class of multiple class open end investment companies relying on the Rule (i) shall pay its own shareholder services or distribution expenses, (ii) may pay a different share of other expenses, except advisory or custodial fees, if the expenses are actually incurred in a different amount or if the class receives services of a different kind of degree; and (iii) may pay a different advisory fee than other classes if a single performance fee formula applied to all classes results in a different fee.

Rule 18f-3(c)(1) permits five different alternative methods for the allocation of Fundwide Expenses2:

(i) To each class based on the net assets of that class in relation to the net assets of the company (“relative net assets”);

(ii) To each class based on the Simultaneous Equations Method;

(iii) To each class based on the Settled Shares Method, provided that the company is a Daily Dividend Fund * * *;

(iv) To each share without regard to class, provided that the company is a Daily Dividend Fund * * *; or

(v) To each class based on any other appropriate method, provided that a majority of the directors of the company, and a majority of the directors who are not interested persons of the company, determine that the method is fair to the shareholders of each class and that the annualized rate of return of each class will generally differ from that of the other classes only by the expense differentials among the classes.

[1]	The Commission further stated, “Fund sponsors assert that multiple classes may enable funds to attract larger asset bases, permitting them to spread fixed costs over more shares, qualify for discounts in advisory fees (“breakpoints''), and otherwise experience economies of scale, resulting in lower fees and expenses. They also state that multiple classes avoid the need to create ”clone'' funds, which require duplicative portfolio and fund management expenses. Furthermore, fund sponsors state that a larger asset base permits greater portfolio liquidity and diversification.” Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master- Feeder Funds; Class Voting on Distribution Plans, Investment Company Act Release No. 20915 (Feb. 23, 1995) (hereinafter, the “Adopting Release”)

[2]	Fundwide Expenses means expenses not allocated to a particular class per paragraph (a)(1) of the Rule.

U.S. Securities and Exchange Commission

Division of Investment Management

January 21, 2025

Differential Expense Waivers under Rule 18f-3. Rule 18f-3(b) provides that expenses may be waived or reimbursed by the company's adviser, underwriter, or any other provider of services to the company. There is no prohibition of differential waivers of expenses, including advisory fees, for different classes in the text of the Rule. In fact, such a prohibition was considered in an earlier proposed version of Rule 18f-3 but was deleted in the final version of the Rule. 3 The Adopting Release explained the change as follows:

As adopted, rule 18f-3(b) expressly allows a fund’s underwriter, adviser, or other provider of services to waive or reimburse the expenses of a specific class or classes. The proposal would have permitted only waivers or reimbursements by the fund’s adviser or underwriter of class expenses, and would not have permitted waivers or reimbursements for specific classes of fund expenses, such as advisory fees. Despite the prohibition on differential waivers of fund expenses, fund sponsors could have achieved the same result indirectly by waiving or reimbursing class expenses. Therefore, the Commission is deleting the restrictions on waivers in the final rule. This modification is not intended to allow reimbursements or waivers to become de facto modifications of the fees provided for in advisory or other contracts so as to provide a means for cross-subsidization between classes. Consistent with its oversight of the class system and its independent fiduciary obligations to each class, the board must monitor the use of waivers or reimbursements to guard against cross-subsidization between classes.

Of course, the potentially divergent interpretations of the language of the Rule, the Adopting Release and the American Century no-action letter under Section 15(c) of the 1940 Act4 with respect to differential waivers of class expenses seem like the raison d’etre of the Staff Bulletin—i.e., to definitively express the Staff’s interpretation of these authorities (all of which are cited in the Staff Bulletin). It was presumably the very ambiguity of the various cited references that led to the Staff’s decision to issue the Staff Bulletin in February of last year.5 Various authorities published before the issuance of the Staff Bulletin confirm that there were significantly varying interpretations of Rule 18f-3 as applied to differential waivers expressed as recently as 2022.6

Vulcan Funds’ Creation of Separate Classes. On December 11, 2018, the Board of Trustees of the Vulcan Funds authorized the creation of an Institutional Class of shares for each of the Vulcan Funds. The Institutional Classes were subsequently launched on April 23, 2019. When Vulcan Value Partners, LLC (the “Adviser”) proposed the Institutional Classes to the Board at its December 2018 meeting, it was described as an effort to give current and future shareholder in the Vulcan Funds the additional choice of a new share class with a lower cost structure. Like institutional classes of other funds, the new class would be available to new and current shareholders of the Vulcan Funds who met the investment minimums for the class. The Adviser told the Board that the purpose of the new class offering was to provide another investment option for existing separately managed account shareholders.

[3]	The Commission eliminated the proposed restrictions on differential waivers in the final rule by deleting the word “class” in order to allow waivers or reimbursements for specific types of fund expenses, so long as such waivers did not provide a means for cross-subsidization between classes.

[4]	American Century Investment Management, Inc., SEC No-Action Letter (Dec. 20, 2016).

[5]	The different interpretations of the Rule may be related to the fact that, prior to its adoption, some of the exemptive orders issued by the Commission had as many as 20 different conditions to issuing share classes.

[6]	See, e.g., SEC Correspondence of Carillon Series Trust (May 23, 2022).

U.S. Securities and Exchange Commission

Division of Investment Management

January 21, 2025

When the Institutional Classes for the Vulcan Funds were launched in 2019, in order to ensure that the Institutional Classes would be and remain a lower cost option for larger investors, the Adviser proposed, and the Trustees approved, an increase in the amount of the total expenses that the Adviser would waive or reimburse for the new Institutional Classes via the Expense Limitation Agreement between the Adviser and the Trust for both Vulcan Funds (the “ELA”).7 The expense waiver was left unchanged for existing investors in the longstanding Investor Class who did not move to the Institutional Class.8 Accordingly, it was understood that, while Institutional Class investors would benefit from the Adviser’s business decision to offer a larger waiver for that class, the new benefit would not come at the expense of Investor Class shareholders.

While the additional investment option could have been achieved through the launch of “clone” funds, the use of clone funds could have prevented existing Vulcan Fund shareholders from benefiting from additional economies of scale associated with asset growth. Moreover, to the extent existing shareholders moved their investments from the Vulcan Funds to the clone funds, it could have cannibalized the Vulcan Funds, reducing their size and spreading their expenses over a significantly smaller asset base, to the detriment of remaining shareholders. The intention was to provide larger shareholders (>$ 1 million for VVP and >$10 million for VVSC at that time) with the benefit of the lower expenses, such as intermediary fees, that were anticipated to be incurred by each Vulcan Fund in providing services to a class comprised entirely of large shareholders, as opposed to the higher corresponding expenses that would be incurred for a class comprised entirely of smaller shareholders.9 According to the market survey conducted by the Adviser at the time, a number of other similar funds already offered similar Institutional Classes with a lower cost structure and net expense ratio. The Adviser believed that forming the Institutional Classes with a competitive expense ratio would present opportunities for asset growth. Such asset growth could result in the sharing of Vulcan Fund expenses across a larger asset base, thereby benefiting all shareholders.

[7]	At the time, the Investor Class for VVP was not in waivers at all so the proposed increase in the waivers for the Institutional Classes was an entirely newfound benefit to the Fund and its shareholders.

[8]	In the initial ELA for the Institutional Class of VVSC, the cap for expenses paid by the Institutional Class was set at 1.0%, while the retail Investor Class remained at 1.25%. The cap for expenses for the Institutional Class of VVP was set at 0.85% while the Investor Class remained unchanged at 1.25%.

[9]	A VVP Investor Class shareholder could have as little as $500 while the VVSC Investor Class required a $5,000 minimum purchase.

U.S. Securities and Exchange Commission

Division of Investment Management

January 21, 2025

When the Board of Trustees approved the larger expense waivers for the Institutional Classes from the Adviser per the ELA for VVP and VVSC, respectively, the Board’s action was consistent with the “other appropriate” allocation methodology of Rule 18f-3(c)(1)(v). Essentially, the Board determined that the differential waiver was fair to the shareholders of each Class and that the annualized rate of return of each Class would generally differ only by the post-waiver expense differentials among the classes.

The Board based its judgment as to the fairness of the respective net expense ratios of the different classes of both Vulcan Funds on information about the marketplace dynamics for the Institutional Class as provided to the Board by the Adviser. Industry surveys conducted by the Adviser indicated that other funds offered institutional classes with a lower expense ratio, reflecting the perception of those other funds that cost savings were expected from the different requirements of institutional classes with fewer, larger, shareholders, as well as the need perceived by those other funds to provide a lower expense ratio alternative to larger shareholders reflecting those savings.

After launch, a substantial number of the larger investors in both Vulcan Funds chose to move their investments to the Institutional Classes in order to take advantage of the lower expense ratio for the new Class.10 As noted above, when the Board approved the Institutional Class with the larger waiver proposed by the Adviser, there was no increase in expense ratio or decrease in expense waiver amount for the Investor Class; it was only an increase in the amount waived by the Adviser for the new Class. As a result, rather than “cross subsidization,” it was a positive result for the Vulcan Funds generally, at the sole expense of the Adviser. Even though the Adviser did not offer to extend the benefit of the increased waiver to the smaller shareholders remaining in the Investor Classes, the Board realized that accepting a larger waiver, and resulting lower net expense ratio, for the new Institutional Classes was consistent with the fulfillment of its fiduciary duties to both Classes.11 The Adviser’s offer to increase the waiver only for the newly launched Institutional Classes, most of whom proved to be existing shareholders of the respective Vulcan Funds, was a response to market conditions and an effort to increase the AUM of the Vulcan Funds, thereby allowing the expenses to be spread out over more AUM for the benefit of all shareholders. The Adviser’s recommendation to the Board was based upon its expectation that the waivers were an appropriate means to achieve a competitive expense ratio for the Institutional Classes. Such approach would also, potentially, preserve AUM and maintain the current net expense ratio for the shareholders who did not choose the Institutional Classes.

[10]	The assets under management (“AUM”) for the VVP Investor Class went from $1.284 billion on 4/30/19 to $0.5 billion on 4/30/20 while the newly authorized Institutional Class went from zero on 4/30/2019 to $0.77 billion on 4/30/20. In recent years, the size of the different classes of the two Funds has fluctuated for various reasons, with the ultimate result that, as of April 30, 2023, the AUM of the Institutional Class of VVP was approximately three times the size of the Investor Class, and the Institutional Class of VVSC around four and half times the size of its Investor Class. There were 326 and 1,294 shareholders in the Institutional Classes of VVP and VVSC, respectively, as of April 30, 2023, with an average investment per shareholder of $2.137 million and $257,330, respectively, while there were 1,294 and 1,354 shareholders in their respective Investor Classes, with an average investment value of $179,725 and $55,592.

[11]	See, e.g., SEC Correspondence of Carillon Series Trust (May 23, 2022): “The Registrant is not aware of any relevant SEC or Staff guidance regarding what constitutes, or rises to the level of, a cross-subsidization. However, as a practical matter, the analysis regarding whether a cross-subsidization exists is to determine whether the waiver of expenses for the Class RJ RETIREMENT shares would cause an increase in another share class’ expenses. The Registrant believes that the differential waiver and expense reimbursement should not be deemed to result in the cross-subsidization because * * * there has been no change in the fees charged to the existing share classes * * *. As such, each share class of a Fund continues to be charged its appropriate allocation of all Fundwide Expenses, as required by Rule 18f-3(c). In addition, no share class is being charged any additional amounts as a result of the waiver of fees for the Class RJ RETIREMENT shares, and no class would bear a disproportionate share of Fundwide Expenses.”

U.S. Securities and Exchange Commission

Division of Investment Management

January 21, 2025

The Registrant respectfully disagrees with the Staff’s suggestion that, if a differential waiver lowers the net expense ratio of a class below the advisory fee, it necessarily constitutes a cross-subsidization of the expenses of that class by the other class. The Staff’s interpretation presumably arises from subsection (a)(1)(ii) of Rule 18f-3, which provides that each class may pay “a different share” of expenses (other than the shareholder servicing or distribution expenses referenced in subsection (a)(1)(i)) if the class receives services of a different kind or to a different degree than other classes not including “advisory or custodial fees or other expenses related to the management of the company's assets.” The language of the Rule, while admittedly somewhat convoluted, does not disallow differential advisory fees between classes and the Adopting Release, quoted above, specifically contemplates differential waivers of different types of expenses, including advisory fees. As the Adopting Release states, and Rule 18f-3(c)(1)(v) provides for allocation of expenses generally, it is for the Board, consistent with its fiduciary obligations to each class, to assess whether differential waivers comprise cross-subsidization between classes or are in the best interests of both classes.

As noted above, Rule 18f-3(a)(1) explicitly provides for the separate allocation to classes of their respective shareholder servicing and distribution expenses. In this case, the application of class-specific intermediary expenses to the respective classes of both Vulcan Funds materially alters the calculation of the differences (which have varied over time) between the net expense ratio of the separate classes after waivers, and hence the Board’s assessment of the fairness of the differential waivers. After consideration of these other class allocable expenses, the Vulcan Funds do not believe that the higher waivers granted by the Adviser to the Institutional Classes operate as cross-subsidizations of the advisory fee or “inequitable or discriminatory provisions” in violation of Section 18 of the 1940 Act.12

[12]	Also, after consideration of the disparate shareholder servicing expense differentials, the Staff’s stated concern about a net expense ratio for the Institutional Classes below the advisory fee level is substantially abated if not removed entirely. See footnotes 17 & 18 ante.

U.S. Securities and Exchange Commission

Division of Investment Management

January 21, 2025

As discussed below, in this case there are other class specific expenses that narrow the gap between classes and reduce or even eliminate the presumed effect of the differential waivers on advisory fees. Nevertheless, the Registrant respectfully submits that, prior to the February 2023 issuance of the Staff Bulletin, the language of Rule 18f-3(c)(1)(v), the lack of an express prohibition of waivers of advisory fees in Rule 18f-3, and the language in the Adopting Release suggesting that advisory fees can be waived, coupled with the American Century no-action letter under Section 15(c),13 could reasonably lead to an inference that differential waivers among classes that include a greater portion of the advisory fees for one class did not violate Rule 18f-3.

Effect of Other Class Expenses. Since the inception of the Institutional Classes, there has been a gap between the gross expenses, before waivers, as a percentage of AUM, of the Institutional and Investor Classes of both Vulcan Funds.14 As noted above, prior to the issuance of the Staff Bulletin, a reduction of expenses, including advisory fees, for a newly formed class by a differential waiver did not necessarily constitute the cross-subsidization of which the Commission warned in the Adopting Release. Moreover, in this case, after consideration of those different class specific expenses, the differential waivers for the different Classes in the ELA were not, in the Board’s judgment, an “inequitable or discriminatory provision” in violation of Section 18 and prohibited by Rule 18f-3 per the Staff Bulletin.

In response to the Staff’s comments, the Registrant has reexamined the overall results of the differential expense waivers for the Investor Classes and Institutional Classes of both Vulcan Funds since the first complete fiscal year of the Institutional Class beginning May 1, 2019, and compared the differences in the net expense ratios of the Classes to the actual out of pocket expenses of the Vulcan Funds and the Adviser that have been separately tracked and can be readily attributed to one Class versus the other. 15 The Registrant notes that substantially higher levels of intermediary fees attributable to Investor Classes of both Vulcan Funds were consistently incurred by the Funds and by the Adviser (in addition to and outside of the expense waiver). If the intermediary fees paid by the Adviser were instead paid by the Investor Classes of the Vulcan Funds (to the extent appropriately charged to a Vulcan Fund), thereby increasing both the gross expense ratio of that class and the waiver amount, the amount of waivers for the Investor Classes would be much closer to those of the Institutional Classes. In other words, differences in class-specific expenses would better explain the differences in net expense ratios for the Institutional Class and Investor Class, as set forth below.

[13]	See American Century Investment Management, Inc., SEC No-Action Letter (Dec. 20, 2016).

[14]	The gross expenses before waivers of the Institutional and Investor Classes of VVP and VVSC, which reflect the intermediary fees and other class allocable expenses paid by the funds but not the intermediary fees paid by the Adviser outside of the waiver, were as follows:

VVSC			VVP
Year	Institutional	Investor	Institutional	Investor
2023	1.31%	1.26%	1.13%	1.08%
2022	1.27%	1.25%	1.11%	1.06%
2021	1.29%	1.25%	1.12%	1.08%
2020	1.32%	1.26%	1.14%	1.09%

[15]	Over time, the gross difference between the reported net expense ratios of the Institutional and Investor Classes for VVP after waivers (the “Gross Delta”) has varied somewhat. For the year ended April 30, 2020, the Gross Deltas for VVP and VVSC, respectively, were 0.24% and 0.25%; at April 30, 2021, 0.23% and 0.25%; at April 30, 2021, 0.23% and 0.25%; at April 30, 2022, 0.21% and 0.25%, and at April 30, 2023, 0.23% and 0.25%. As discussed above and in footnote 17 ante, however, these Gross Deltas were considerably narrowed by other expenses allocable solely to the Investor Class of both VVP and VVSC that were paid by the Fund and the Adviser.

U.S. Securities and Exchange Commission

Division of Investment Management

January 21, 2025

For example, in the year ended April 30, 2023, the 0.25% difference in net expense ratios, after waivers, of the different classes in VVSC is offset by the combination of 0.01% in Delegated Transfer Agency Services (“DTAS”) fees attributable to the Investor Class paid by VVSC and another 0.21% in intermediary fees attributable to the Investor Class that were paid directly by the Adviser outside of the waiver, versus only 0.06% paid for the Institutional Class, reducing the gap by 0.16% to only 0.09%.16 For VVP in that same year, the 0.23% difference between Classes in the net expense ratio, after waivers, is similarly reduced but not completely offset by the 0.01% in DTAS fees paid by VVP and the 0.19% in intermediary fees paid by the Adviser for the Investor Class, outside of the waiver, versus only 0.06% paid for the Institutional Class, reducing the gap by 0.14 to 0.09% again.17

[16]	Also, this total difference of 0.16% in 2023 is greater than the 0.15% difference between the 1.15% advisory fee and the 1.00% cap provided to VVSC’s Institutional Class by the 2023 ELA. That was also the case in 2020, 2021 and 2022. See footnote 17 ante and accompanying text.

[17]

Similarly, for the year ended April 30, 2022, the difference in the net expense ratio, after waivers, of the different classes (hereinafter the “Net Delta”) of 0.25% in VVSC is reduced by 0.16% via the combination of 0.01% in DTAS fees attributable to the Investor Class paid by VVSC and another 0.22% paid directly by the Adviser outside of the waiver, versus 0.07% paid for the Institutional Class. For VVP in 2022, the 0.21% Net Delta is reduced by 0.16% via the 0.01% in DTAS fees paid by VVP and the 0.20% in intermediary fees paid by the Adviser, outside of the waiver, for the Investor Class, minus the 0.05% paid for the Institutional Class.

For VVSC in 2021, the 0.25% Net Delta is reduced by 0.17% via the combination of 0.01% in DTAS fees attributable to the Investor Class paid by VVSC and another 0.21% paid directly by the Adviser outside of the waiver, minus 0.06% paid by the fund for the Institutional Class. For VVP in 2021, the 0.23% Net Delta is reduced by 0.16% via the 0.22% in intermediary fees paid by the Adviser, outside of the waiver, for the Investor Class, minus the .06% paid for the Institutional Class.

For VVSC in 2020, the 0.25% Net Delta is reduced by 0.16% via the combination of 0.01% in DTAS fees attributable to the Investor Class paid by VVSC and another 0.22% paid directly by the Adviser outside of the waiver, minus 0.07% paid by the fund for the Institutional Class. For VVP in 2020, the 0.24% Net Delta is reduced by 0.16% via the 0.01% in DTAS fees paid by VVP and the 0.21% in intermediary fees paid by the Adviser, outside of the waiver, for the Investor Class, minus the 0.06% paid for the Institutional Class.

U.S. Securities and Exchange Commission

Division of Investment Management

January 21, 2025

The Staff suggests in its comment that there may be a difference between management fees and advisory fees for purposes of determining whether a differential waiver that reduces the net expense ratio of one class below the advisory fee is, in the Staff’s view, impermissible cross-subsidization under Rule 18f-3. In this case, the advisory agreement between the Adviser and the Trust relating to the Vulcan Funds does not differentiate between any services provided by the Adviser that are advisory services versus non-advisory services, nor does that agreement provide for separate fees or payments for different services. Similarly, the ELA does not identify particular fees or expenses of the Funds that are being waived; it simply places a cap on all expenses irrespective of their source or type. Nevertheless, the Staff’s suggestion that there can be a lower advisory fee reflecting the delivery of non-advisory services is consistent with the approach taken by the Registrant in this Response, i.e., offsetting the gap between the net expense ratio of the different classes after the differential waiver with the unreimbursed class specific expenses incurred by the Fund and by the Adviser. And, for the reasons described above, the Registrant respectfully disagrees with the suggestion that a differential waiver that reduces the net expense ratio of one class below the advisory fee is necessarily impermissible cross-subsidization under Rule 18f-3, especially in a case like this where adjustments for other class allocable expenses rebuts that calculation. See footnotes 16 & 17 and accompanying text.

2.	Staff Comment: In connection with the Board’s obligation to monitor the use of fee waivers under Rule 18f-3, please describe any policies and procedures in place, both at the time of the original approval of the fee waivers and thereafter, to guard against cross-subsidization of one share class by another share class including the extent to which such monitoring is documented. Please identify any documentation demonstrating the basis for the Board’s conclusion that the differential fee waiver does not result in cross-subsidization, both at the time of the original approval of the fee waivers and thereafter.

Registrant’s Response: After the Board of Trustees approved the Adviser’s recommendation to form separate Institutional Classes for both of the Vulcan Funds, the Board adopted a written plan describing the separate arrangement and the expense allocation of each class and any related conversion features or exchange privileges based on its finding that the plan was in the best interests of each class individually and of each Vulcan Fund as a whole (the “Plan”). Since the time that the Plan was adopted, the Board has been regularly provided with detailed reports describing, in detail, the components of the net expense ratio of both Classes of both Vulcan Funds, as well as the DTAS fees and other expenses incurred by the funds that were attributable solely to the Investor Classes and the Institutional Classes, respectively. Similarly, the Adviser has reported to the Board the intermediary fees and other expenses that it has incurred for the benefit of the Investor Classes. While the Board has not regularly reviewed Rule 18f-3 reports analyzing the net impact of variances in other expenses on the gap in net expense ratios, the reports provided to the Board have included the information necessary for the Trustees to calculate that impact. On the basis of the information that was provided, the Board has continued to believe, as it did when the separate Institutional Classes of both Vulcan Funds were launched in 2019, that the differential waivers are fair to the shareholders of each Class as required by Rule 18f-3(c)(1)(v).18

[18]	Notwithstanding the Commission’s recommendation in the Adopting Release, the Board has not regularly received or reviewed reports specifically addressing the compliance of the differential waivers or the ELAs with Rule 18f-3.

U.S. Securities and Exchange Commission

Division of Investment Management

January 21, 2025

3.	Staff Comment: Please identify documents and information furnished to the Board in connection with its obligation under Rule 18f-3(d) to find that the multi-class plan is in the best interests of each class individually and the fund as a whole, both at the time of the original approval of the fee waivers and thereafter.

Registrant’s Response: Please see Registrant’s Response Nos. 1 and 2, above. All or substantially all of the information provided or referenced therein can be found in the minutes of the Registrant’s various Board and Committee meetings since December 2018 or in the materials provided to the Trustees in advance of, or following, such meetings.

4.	Staff Comment: Describe the extent to which the Board’s consideration of differential fee waivers under Rule 18f-3 have or will be disclosed to the fund’s shareholders.

Registrant’s Response: The Board has never considered or adopted a differential fee waiver, as the ELAs for both Vulcan Funds have always been structured as an overall waiver of expenses generally above a stated cap for both Classes. The amounts of the differential expense waivers, the terms of the ELAs, and the effect of the differential waivers on the net expense ratios applicable to the different Classes of both Vulcan Funds have always been fully and accurately disclosed to shareholders. To date, the Registrant has not disclosed the details underlying the Board’s consideration of the differential expense waivers. In light of the Staff’s comments and the positions taken by the Staff in the Staff Bulletin, the Registrant intends to include a discussion of the bases for the Board’s acceptance of the larger expense waiver for the Institutional Classes of both Vulcan Funds in its future filings.

In addition, recognizing the interpretations of Rule 18f-3 in the Staff’s comments and in the Staff Bulletin, the Registrant intends to take additional actions to ensure compliance with Rule 18f-3 going forward.

[Updated September 20, 2024]In particular, the Board has directed the Registrant’s Chief Compliance Officer to provide, in consultation with the Adviser, a thorough and complete analysis of all Class allocable expenses incurred by the respective Classes of both Vulcan Funds since inception in 2019 and anticipates reviewing these materials in connection with the upcoming annual Section 15 investment advisory agreement review scheduled for December 2024. The Board has also directed the Adviser to provide the Board, and the Adviser has provided the Board, with its estimate of the AUM that has been attracted or retained by both Vulcan Funds as the result of the creation of the Institutional Classes and the impact that such activity has had on the net expense ratio of the Investor Class. The Registrant expects that, once the full analysis is completed, such information will confirm the Board’s understanding that the gaps in the net expense ratio between the different Classes of both Vulcan Funds, even after consideration of the Class allocable expenses described above, were nevertheless in the best interests of shareholders of both Classes and that there has been no cross-subsidization in violation of Rule 18f-3. Finally, the Board has directed the Chief Compliance Officer, in consultation with legal counsel, to draft and provide to the Board for adoption a new Rule 18f-3 policy, which was adopted at the recent September 2024 Board meeting. Under the policy, among other things, the Board will receive and evaluate from time to time such reports and information from the Fund administrator and chief compliance officer as may be reasonably be deemed necessary or appropriate to review the status of these arrangements and evaluate whether the applicable Rule 18f-3 plans, fee waivers, and expense reimbursements are not inconsistent with Rule 18f-3 or the 2023 Guidance. The Board, on no less frequently than an annual basis, and in consultation with the Adviser and legal counsel, will document their findings and recommendations regarding these topics for each multiple share class fund after considering all the relevant factors, including those specific to particular multiple share class funds or particular classes of such multiple share class funds. The Fund continues to explore other potential enhancements to its policies and processes relating to these topics.

U.S. Securities and Exchange Commission

Division of Investment Management

January 21, 2025

However, the Board does not intend to adopt a formulaic approach to managing the net expense ratio and differential expense waiver that would require continuous adjustments to the amount of the Adviser’s expense waiver based on short term variances in the expenses incurred by the Vulcan Funds and the Adviser for the benefit of each Class. Instead, the Board intends to reevaluate the fairness of the differential expense waiver to shareholders, in accordance with Rule 18f-3(c)(1)(v), on at least an annual basis, when the ELA is up for renewal and/or in conjunction with the annual Section 15 investment advisory agreement review, commencing with the December 2024 Board meeting. Those evaluations will continue to recognize that differences between the net expense ratio after waivers and class allocable expenses, like those that have occurred in the past, are inevitable and must be considered in context, including but not limited to the impact that the differential waivers have had on the retention of AUM and the expenses that would otherwise be borne by all shareholders.

August 21, 2024, Staff Follow Up Comments and Registrant Responses:

1.	Staff Comment: We note in your draft response to comment 1, you state, “As a result, rather than ‘cross subsidization,’ it was a positive result for the Vulcan Funds generally, at the sole expense of the Adviser.” Please explain what materials were provided to the Board in making the determination that the fee waiver is at the sole expense of the Adviser.

U.S. Securities and Exchange Commission

Division of Investment Management

January 21, 2025

Registrant’s Response: This observation about the expense impact to the Adviser refers to the financial cost incurred by the Adviser as a result of the particular expense ratio used for the applicable total annual operating expenses (after waivers) for the applicable Institutional Class. The materials include the initial rationale by the Adviser provided to the Board in late 2018 in connection with the launch of the Institutional Class.

2.	Staff Comment: We note in your draft response to comment 2, you state “[s]ince the time that the Plan was adopted, the Board has been regularly provided with detailed reports describing, in detail, the components of the net expense ratio of both Classes of both Vulcan Funds, as well as the DTAS fees and other expenses incurred by the funds that were attributable solely to the Investor Classes and the Institutional Classes, respectively. Similarly, the Adviser has reported to the Board the intermediary fees and other expenses that it has incurred for the benefit of the Investor Classes. While the Board has not regularly reviewed Rule 18f-3 reports analyzing the net impact of variances in other expenses on the gap in net expense ratios, the reports provided to the Board have included the information necessary for the Trustees to calculate that impact. On the basis of the information that was provided, the Board has continued to believe, as it did when the separate Institutional Classes of both Vulcan Funds were launched in 2019, that the differential waivers are fair to the shareholders of each Class as required by Rule 18f-3(c)(1)(v).” Please explain the basis for the Board’s finding that the differential waivers are fair to the shareholders of each Class, including any data adduced to support this finding.

Registrant’s Response: In evaluating the fairness of the waivers to the shareholders of each Class, the Trustees did not necessarily rely exclusively on any single factor as being determinative as the principal or sole factor in deciding whether to enter any particular expense waiver. While the Board has not regularly received or reviewed reports specifically relating to the differential waivers, the Board did receive, among other data, (i) copies of each applicable waiver as well as (ii) periodic information from the Adviser, including written quarterly reports and written and oral materials in connection with the review of the investment advisory agreement for each Fund and (iii) data from other Fund service providers regarding the expenses and expense ratios (before and after waivers) of the Funds, the intermediary payments made by the Funds and the Adviser, and other information. These materials supported the Trustees’ belief that the waivers are fair to the shareholders of each Class.

3.	Staff Comment: We note in your draft response to comment 4 you state, “Registrant intends to include a discussion of the bases for the Board’s acceptance of the larger expense waiver for the Institutional Classes of both Vulcan Funds in its future filings.” Please explain the content of the disclosure and when such filings will be made.

U.S. Securities and Exchange Commission

Division of Investment Management

January 21, 2025

Registrant’s Response:

This observation arose out of the Staff comment at the end of the Staff Bulletin where the Staff stated that “[r]elatedly, the fund should consider the extent to which the Board’s consideration of these issues under Rule 18f-3 should be disclosed to the fund’s shareholders” with a footnote cross-reference stating “See, e.g., Item 27(d)(6)(i) of Form N-1A.”

Registrant intends to incorporate the Staff’s observation into its practices regarding Rule 18f-3, and notes that, in part due to the Staff’s comment being a new element of the Staff’s views relating to Rule 18f-3, the precise extent and timing of such disclosures is under discussion.

Registrant also respectfully notes that this cross-reference to Form N-1A is no longer applicable in light of the recent revisions to Form N-1A in connection with the Tailored Shareholder Reports adopting release effective July 24, 2024, and that those disclosures relating to the review of the investment advisory agreements have been moved from the semi-annual or annual shareholder reports (as applicable) to Form N-CSR, which is not typically delivered to fund shareholders. As a result, although the topic about how such disclosures might be made, if and to the extent appropriate, is under discussion, the Fund has not selected a particular method at this time.

Registrant will also continue to monitor the methods and content of publicly available disclosures by other funds and expects, to the extent appropriate, to consider incorporating such practices.

January 9, 2025, Staff Follow Up Comments and Registrant Responses

1.	Staff Comment: Although the Staff does not necessarily agree with the analysis provided, the Staff will not comment further at this time. After considering the Registrant’s response, the Staff continues to have concerns with the Vulcan Funds’ cross-subsidization analysis and compliance with Rule 18f-3.

Registrant’s Response: The Registrant acknowledges the Staff comment.

U.S. Securities and Exchange Commission

Division of Investment Management

January 21, 2025

* * * * *

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Lucas Foss
Lucas Foss
President of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP